UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34507

VITAMIN SHOPPE, INC.

(Valor Acquisition, LLC as successor by merger to Vitamin Shoppe, Inc.)

(Exact name of registrant as specified in its charter)

c/o 1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(Address of Principal Executive Offices) (Zip Code)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Valor Acquisition, LLC, as successor by merger to Vitamin Shoppe, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2019	VALOR ACQUISITION, LLC (as successor by merger to Vitamin Shoppe, Inc.)

By: FRANCHISE GROUP, INC., its sole member

	By:	/s/ Andrew F. Kaminsky
Name: Andrew F. Kaminsky Title: Executive Vice President and Chief Administrative Officer